Filed pursuant to Rule 424(b)(3)
Registration No. 333-237762

PROSPECTUS SUPPLEMENT No. 24
(to Prospectus dated April 28, 2020)

PARKERVISION, INC.

16,809,295 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 28, 2020, as amended and supplemented from time to time (the “Prospectus”), which permits the resale by the selling stockholders listed in the Prospectus of up to 16,809,295 shares of our common stock, par value $0.01 per share (“Common Stock”) consisting of (i) up to 4,961,538 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option, for a convertible promissory note dated September 13, 2019 which has a fixed conversion price of $0.10 per share and convertible promissory notes dated January 8, 2020 which have a fixed conversion price of $0.13 per share (the “Notes”), (ii) an aggregate of 3,907,331 shares of Common Stock issued pursuant to securities purchase agreements dated January 9, 2020, January 15, 2020, March 5, 2020 and March 19, 2020, (iii) an aggregate of 2,740,426 shares of Common Stock issued as payment for services and repayment of short-term loans and other accounts payable, including interest, (iv) up to 5,000,000 shares of Common Stock issuable upon exercise of a five-year warrant with an exercise price of $0.74 per share, subject to adjustment and issued pursuant to a warrant agreement with Aspire Capital Fund LLC (“Aspire”) and (v) up to 200,000 shares of Common stock issuable upon exercise of a three-year warrant with an exercise price of $1.00 per share, subject to adjustment and issued pursuant to a warrant agreement with Tailwinds Research Group LLC (“Tailwinds”).

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the Aspire and Tailwinds warrants are exercised for cash, we will receive up to an aggregate of $3,900,000 in gross proceeds. We expect to use proceeds received from the exercise of the Aspire and Tailwinds warrants, if any, for general working capital and corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2022. Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 3, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2022

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4446-1A Hendricks Avenue, Suite 354, Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.Entry into a Material Definitive Agreement.

Convertible Notes

On June 2, 2022, ParkerVision, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with accredited investors identified on Exhibit 10.4 hereof (the “Holders”) which provides for the sale of unsecured convertible promissory notes (the “Notes”) with an aggregate face value of $760,000. The Notes are convertible at any time and from time to time by the Holders into shares of Common Stock at a fixed conversion price of $0.13 per share. Any unconverted, outstanding principal amount of the Notes is payable on June 2, 2027, unless otherwise extended. The proceeds from the sale of the Notes will be used to fund the Company’s operations.

Interest accrues at a rate of 8% per annum on the Notes, and is payable quarterly either in cash, shares of Common Stock, or a combination thereof at the Company’s option, subject to certain equity conditions, on the 15th of April, July, October, and January of each year during the five (5) year term of the Note (each an “Interest Payment Date”) commencing with the first Interest Payment Date following effective date of registration of the underlying shares.

The Notes provide for events of default that include (i) failure to pay principal or interest when due, (ii) any breach of any of the representations, warranties, covenants or agreements made by the Company in the Purchase Agreement, (iii) events of liquidation or bankruptcy, and (iii) a change in control. In the event of default, the interest rate increases to 12% per annum and the outstanding principal balance of the Notes plus all accrued interest due may be declared immediately payable by the holders of a majority of the outstanding principal balance of the Notes.

The Company also entered into a registration rights agreement (the “Convertible Notes Registration Rights Agreement”) with the Holders pursuant to which the Company will register the shares of Common Stock underlying the Notes. The Company has committed to file the registration statement by August 11, 2022 and to cause the registration statement to become effective by the 120th calendar day following the issuance date. The Convertible Notes Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by the Holders for the Notes upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Notes were offered and sold solely to accredited investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The foregoing summaries of the Purchase Agreement, the Notes, and the Convertible Notes Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.1 through 10.3 hereto and are incorporated herein by reference.

Item 3.02.Unregistered Sales of Equity Securities.

The disclosures included in Item 1.01 regarding the shares underlying the Notes are incorporated herein by reference to the extent required.

The Notes and the Common Stock issuable upon conversion of the Notes are being sold pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

Item 9.01.Financial Statements and Exhibits.

(d)
Exhibits:

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Note
10.3	Form of Convertible Note Registration Rights Agreement
10.4	List of Convertible Note Holders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2022
PARKERVISION, INC.

By /s/ Cynthia French
Cynthia French
Chief Financial Officer